January 9, 2009

Submitted on EDGAR under "CORRESP"

Ms. Sharon Virga

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Subject:	Barrett Business Services, Inc.

Form 10-K for the fiscal year ended December 31, 2007

And Documents Incorporated by Reference

Filed March 17, 2008

File No. 033-61804

Dear Ms. Virga:

We are in receipt of Larry Spirgel's letter dated December 18, 2008, regarding the subject filing. Our responses and headings correspond to the numbered comments and headings in the letter; we have included each comment in full, followed by our response.

Form 10-K for the Year Ended December 31, 2007

General

1.	We note your response to prior comment one. Please contact our Filer Support Branch at 202-551-8900, option #2, to revise our records.

Response:

We have contacted the Filer Support Branch and have confirmed that the Company’s file number has been revised to be 0-21886. We will use file number 0-21886 for all future 34 Act filings.

Item 9A. Controls and Procedures, page 40

2.

We note that according to your 10-Q filed on November 10, 2008, you still have a material weakness in your internal controls over financial reporting. Please disclose in future filings your anticipated timeline for establishing adequate personnel resources, independent oversight, and documentation for financial reporting.

Response:

We will provide the requested disclosure in future filings.

Consolidated Financial Statements

3.	We note your response to prior comment two. In your next Form 10-K, please provide the following:
•

A reference in the report of your independent registered public accounting firm that refers to the correction of an error in reporting cash that was made in 2008 to the years ended December 31, 2007 and 2006.

•	Complete disclosure regarding the correction of the error, including
--	The effect of the correction on each financial statement line item, and

--	The cumulative effect of the change on the components of assets in the balance sheet as of the earliest period presented.
•

For the marketable securities disclosure, expand to describe the nature of the underlying securities, including equity securities, municipal bonds, variable rate demand notes and closed-end bond funds. Also, expand to discuss your risk exposure on the variable rate demand notes and equity securities in the “Quantitative and Qualitative Disclosures About Market Risk” section on page 39.

Response:

We will provide the requested disclosure in our Form 10-K for the fiscal year ended December 31, 2008.

Notes to Consolidated Financial Statements

1. Nature of operations, page F-6

4.	We note your response to prior comment three. We note that AICE is an insurance enterprise and your disclosure in your Form 10-Q for

Ms. Sharon Virga

January 9, 2009

September 30, 2008 that workers compensation expenses have been increasing. Therefore, we believe that you should provide the disclosures required for insurance enterprises. Please refer to SOPs 97-3 and 98-7 and FAS 113. Please provide Guide 4 disclosures. Please disclose your IBNR and discuss in detail in Critical Accounting Policies how these estimates are made.

Response:

We are in the process of evaluating these disclosure requirements and to the extent applicable to AICE, we will include the required disclosure in future filings.

2. Acquisitions, page F-12

5.

We note your response to prior comment four. In your response you state that success is heavily dependent on an established service and management team with deep relationships in the market. Furthermore, you state that your most difficult challenge is to find an established and effective management team with deep relationships in the market. It would seem that a concomitant portion of the acquisition price should be allocated to customer relationships. Furthermore, you state that the customers of the PEO and staffing business place significant value on the relationship with the contact at the human resources company and or the quality of the temporary employees in the staffing pool. Please expand your response to discuss why you believe temporary employees are an assembled work force and why the aforementioned customer relationships have not been allocated greater value. Finally tell us about your ability to retain this valuable assembled workforce, including turnover and incentives to retain them. Tell us about your [the] methodologies employed to allocate the purchase price for each acquisition. Please refer to EITF 02-17.

Response:

We have made the following acquisitions since the adoption of Accounting Standard 141, Business Combinations, (effective July 1, 2001):

Ms. Sharon Virga

January 9, 2009

			Value allocated to:
Purchase	Date Acquired	Purchase Price	Fixed Assets	Intangible Assets	Goodwill
Skills Resource Training Center	1/1/2004	3,989	15	40	3,934
Pro HR, LLC	1/1/2006	5,500	10	100	5,390
Strategic Staffing, Inc.	7/2/2007	14,100	117	60	13,923
Phillips Temps, Inc.	12/3/2007	1,600	8	20	1,572
First Employment Services, Inc.	2/4/2008	3,800	15	15	3,770
Pre FAS 141 acquisitions	Various				18,749
Total Goodwill as of 9/30/2008					47,338

Our acquisitions have included professional employer organizations (“PEO”) and temporary staffing companies. In both cases the assets acquired include fixed assets, non-compete agreements, assembled workforce, customer relationships, and a going concern business. For the two largest acquisitions, we involved a valuation specialist to assist us in estimating the value to be allocated to the assembled work force (goodwill) and the separately identifiable intangible assets.

Our decision to acquire a company is primarily dependent upon the quality and experience of the assembled workforce. The workforce acquired consists of the management team acquired, the administrative staff, and for temporary staffing acquisitions, the pool of temporary employees. The quality and depth of the management team is critical to the success of an acquisition, and high quality provides a high level of assurance that the acquired locations will be able to conform to our standards. Prior to finalizing an acquisition, the target company must demonstrate an ability to meet BBSI’s expectations including those described in the bullet list below. In a service business, the ability to meet these expectations is a function of quality and expertise of the management team and the quality and depth of the employees.

▪

We are self insured for workers’ compensation. We control our exposure to these risks through stringent risk management practices. We are heavily dependent on branch personnel to be focused on these standards to control our risk. We apply this same requirement to potential acquisitions. If the management team has not established excellent risk management practices and demonstrated consistent positive results, we will not pursue the acquisition.

▪

Customers of PEO business require near perfect accuracy, timeliness and responsiveness. A PEO business is heavily dependent on the service personnel and management team to process data and to ensure that customer expectations are satisfied. Success in this area requires a qualified and experienced management and administrative support team.

Ms. Sharon Virga

January 9, 2009

▪

For a staffing business, our ability to deliver service to existing and new customers requires that we have a reliable and qualified pool of staffing employees available. Maintenance of such a pool of employees requires effective management, a strong reputation in the market place and strong hiring practices. As with our PEO business, we must manage exposure to workers’ compensation claims by hiring the right people. If a potential acquisition is not able to demonstrate positive claims experience we will not pursue the acquisition. Much of the success in limiting claims is tied to effective hiring practices established by management.

▪

We have attempted to start new branches in target markets. Our experience has been that this is very challenging and often times fails. From our experience in this area, we have learned that the presence of a strong management team with knowledge of the markets and established contacts is critical to success.

▪

In our established branches, we are heavily dependent on effective leadership by the branch manager. As described above, much of our risk management, as well as the responsibility for meeting customer requirements and evaluating credit worthiness of our customers, occurs at the branch level. It has been our experience that these skill sets are not readily available in the market place. We have learned that the success of a branch is heavily influenced by the effectiveness of the branch manager. Due to the shortage of these skill sets in the market place, we will not pursue an acquisition that does not have these skill sets in place.

As described above, we place considerable value on the quality of our employees. While the most significant component to our success is the management team, we also require an established and qualified pool of temporary employees. We are simply not able to deliver our services effectively to our PEO and staffing customers without a qualified management and administrative support team. We would not be able to deliver any service to our staffing customers without an established and effective temporary staffing pool. The success of our business is almost exclusively dependent upon the effectiveness of our people. When evaluating acquisitions, we are acutely aware of this reality and we apply value based on this understanding.

Our retention programs are focused primarily on branch management and risk managers. We intentionally pay salaries that are at or above market pricing. However, it is in our cash incentive programs that we

Ms. Sharon Virga

January 9, 2009

promote retention. Our bonus programs have multiple measurements that include profitability, customer retention and risk management. Incremental compensation tied to these programs can be as high as 400% of base salary. For non-management personnel, we believe we are at or above market rates and we provide a full package of benefits. Additionally, we have demonstrated success in growing the business and more recently sustaining our business in the economic downturn. We believe the combination of a strong salary and benefit package coupled with a positive culture and success in the market place contribute to good retention.

As described above, we have considered the customer relationships acquired in our business combinations. In completing our analysis, we considered the requirements of FAS 141 and EITF 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination, which elaborates on the considerations for identifying and recording customer related intangibles. Statement 141 requires that intangible assets be recorded apart from goodwill in either of the following situations:

▪	The intangible asset arises from contractual or other legal rights.

▪

The intangible asset is capable of being separated or divided from the acquired entity and sold transferred, licensed, rented or exchanged either individually or in combination with a related contract, asset or liability.

EITF 02-17 expands the discussion of customer-related intangible assets and specifically describes a number of customer related intangibles. Our discussion of these items is included below.

Customer lists – While we would certainly acquire information that would be common to a customer list, it is difficult to conclude that the customer list would be of sufficient number or be specific to a certain industry to drive any significant value. Our judgment, with the advice of a valuation specialist, was that any allocation of value to customer lists would have been insignificant.

Order or production backlog – We operate in a service business that is tied to real time delivery of human resource services and staffing services. We do not engage in long term arrangements or projects that would result in order or production backlogs. Accordingly, we have concluded that these are not relevant to our business and would be ascribed no value.

Ms. Sharon Virga

January 9, 2009

Customer contracts and related customer relationships – As with our business, our acquired businesses have agreements with their customers defining the terms of the relationship. These agreements vary in formality and range from verbal to detailed written agreements. While these agreements exist, they are all cancellable with reasonable notice and non-binding to us or the customer. There are no economic damages or penalties for us or our customers to cancel a service arrangement.

We also must evaluate customers to determine whether they are a good fit for our business. While this often results in departure of customers in the early transition, we are confident that we can replace those customers due to the acquired management team.

These considerations significantly reduce the value that would be attributable to customer relationships. We cannot rely on any of the customers acquired continuing to work with us following the acquisition. Rather, we are heavily dependent on the success of the management team in transitioning the client and maintaining the relationship through the transition.

Noncontractual customer relationships – Our evaluation of non-contractual is similar to that described above.

In summary, based on our judgment and experience, we concluded that substantially all of the value obtained in our acquisitions related to the experience, effectiveness and quality of the assembled workforce acquired in our acquisitions. As indicated in paragraph B169 of Statement 141, reliable techniques to measure the fair value of the intellectual capital of a workforce are not yet available. Accordingly, the FASB concluded that the fair value of an assembled workforce acquired in a business combination should be included in goodwill, even if the workforce meets the criteria for recognition as an identifiable intangible asset apart from goodwill. We have further concluded that while customer relationships exist, the nature of these relationships is heavily dependent on the assembled workforce and lacks the characteristics of a binding long-term relationship that would be commonly associated with allocating significant value to a customer related intangible.

Ms. Sharon Virga

January 9, 2009

4. Marketable Securities, page F-15

6.

We note your response to prior comment five. Please provide the disclosure required by paragraphs 17 and 18 of FASB Staff Position Nos. FAS 115-1 and FAS 124-1. As we previously requested, please tell us in more detail and disclose the evidence upon which you relied in concluding that your bond funds and other marketable securities were not impaired at December 31, 2007, March 31, 2008 and June 30, 2008. Refer to Appendix A and present similar analyses for each of the aforementioned periods. Tell us why each of the three factors on page 12 of your response could not be applied to an earlier period where an impairment charge was not taken.

Response:

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not considered to be other-than-temporarily impaired at December 31, 2007, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

				Total
	Fair Value	Unrealized Losses - Less than twelve months	Unrealized Losses - More than twelve months	Fair Value	Unrealized Losses
Common stocks	$177	$72	$—	$177	$72
Corporate bond funds	1,540	2,144	311	1,540	2,455
Total	$1,717	$2,216	$311	$1,717	$2,527

The Company’s unrealized loss on investments in corporate bond funds related to four closed-end bond funds with an original cost of $4.0 million. The nascent dislocation in the capital markets had caused the market value at December 31, 2007, to decline approximately $2.4 million below cost. Management viewed the decrease in value to be temporary in nature due to market conditions, the continuing financial performance of the underlying securities, and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of value.

The following table describes our consideration of the other than temporary impairment at each of the relevant measurement dates in accordance with SAB topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities:

Ms. Sharon Virga

January 9, 2009

Impairment Considerations	12/31/07	3/31/08	6/30/08	9/30/08
The length of time and the extent to which the market value has been less than cost - SAB.T.5M	A	A	A	B

The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential – SAB.T.5M

	C	C	C	D
The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. - SAB.T.5M	E	E	E	E

A – The loss in market value as of December 31, 2007 occurred within a relatively short period of time in the fall of 2007, particularly in view of the dynamics affecting the market at that time. Financial institutions, facing regulatory requirements which create needs to increase capital, were being forced to sell into a falling market. Hedge funds also have leverage arrangements that incorporate ratio requirements relating to the value of the assets which serve to collateralize the loans. When the value of the collateral declines, margin calls are triggered, which in turn precipitate sales of assets to create liquidity to meet the margin calls. This sequence of events is exacerbated when these entities are forced to create liquidity by selling into a falling market. This dynamic is why we did not deem the then current market values to be “fair value” over the longer term at December 31, 2007, March 31, 2008 and June 30, 2008

B – During the quarter ended September 30, 2008, it became abundantly clear that the worldwide economy had been adversely affected by a significant credit crisis, corporate business failures and world wide recession. These events are unlike any experienced in prior decades and

Ms. Sharon Virga

January 9, 2009

the prospects of full recovery in the foreseeable future became unlikely. This was a significant change from prior quarters and it had a significant impact on our judgment regarding recovery of these losses.

C – An analysis of the publicly available information through August 2008 indicated that the fundamental investment objective – to provide “high level of current income” - continued to be met by all funds. The securities within each portfolio continued to perform, thereby enabling the funds to continue to pay dividends. Through early September 2008, the funds had neither materially reduced their dividend distributions nor made any announcements of impending changes to their dividend distributions.

D – During the quarter ended September 30, 2008, there were a number of significant events that changed our evaluation of the underlying quality of the investments and significantly eroded our confidence that the passage of time would result in recovery of the losses incurred. These events are summarized below:

•	The funds significantly reduced the dividend payout from $.06 -$.07 per share to $.015 per share.
•

The investment manager of the funds was replaced. Such an act on the part of a fund is an indication of a loss of confidence in the fund managers and the investment strategies employed. We have interpreted this to be a negative development in the performance of the funds.

•

The worldwide economy was clearly being adversely affected by a significant credit crisis, corporate business failures and world wide recession. These events were and continue to be unlike any experienced in decades and the prospects of full recovery in the foreseeable future were unlikely. We determined this to be a significant consideration in evaluating the likelihood these funds would recover the lost value.

E – The Company had the ability and intent to hold such securities during all of the periods listed above; it had the liquidity to do so and was not forced to sell any securities to meet regulatory requirements, to satisfy margin requirements, or loan–to-value ratios of a debt agreement which serves as the source of capital.

Other Considerations – In concluding that our bond funds and other marketable securities were not other-than-temporarily impaired at December 31, 2007, March 31, 2008 and June 30, 2008, we reviewed the September 30, 2007 Semi-Annual Report and the March 31, 2008 Annual

Ms. Sharon Virga

January 9, 2009

Report for each of the bond funds (each of the four bond funds are on a March 31 fiscal year end). We focused on the management discussion of fund performance, the average credit quality and the asset allocation of the of the funds’ portfolio. Additionally, we reviewed news releases by the funds for any adverse developments which might indicate management’s expectation of an other-than-temporary situation.

Proxy Statement on Schedule 14A. filed April 14, 2008

Compensation Discussion and Analysis, page 9

7.

Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual officers. In this regard, we note the significantly higher percentage salary increase for Mr. Sherertz. In future filings please supplement your disclosure to explain in more detail the reasons for the differences in the amounts of compensation awarded to the named executive officers. In addition clarify whether your CEO participates in compensation determinations concerning his own compensation.

Response:

We will provide the requested information in future filings, including, to the extent applicable, an explanation of the reasons for differences in salary increases and other compensation awarded to the named executive officers, as well as clarification that our CEO does not participate in determinations by the compensation committee concerning his own compensation.

8.

We note the use of performance objectives used in the determination of the named executive officers’ base salaries. In future filings, identify these objectives unless doing so would cause the company material competitive harm. If you believe material competitive harm will result, tell us in your response letter the specific reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b) of Regulation S-K. If your analysis results in your determination that such performance-related factors are properly excluded from disclosure, please provide the alternative disclosure provided for in the same Instruction.

Response:

The reference to "individual performance" in our compensation analysis and discussion on page 9 of our 2008 proxy statement was not intended to refer to specific "performance objectives," but rather to the compensation committee's subjective analysis of job performance during the prior year

Ms. Sharon Virga

January 9, 2009

and its assessment of the degree to which merit-based increases in base salaries of the named executive officers were appropriate. To the extent that specific performance objectives are used to measure compensation awarded to the named executive officers in 2008 or future years, we will provide the requested information in future filings.

Please feel free to call me at 360-828-0700 if you have any questions regarding the information contained in this letter.

Very truly yours,

/s/ James D. Miller

James D. Miller

Vice President—Finance